LIBERTY INTERNATIONAL

RECEIVED
2007 OCT -2 P 2:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 2, 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

SUPPL

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
<u>File No. 82-34722</u>

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Notification of Major Interests in Shares".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

07027051

Ruth Pavey
Senior Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

PROCESSED
OCT 04 2007
THOMSON FINANCIAL

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

10/3

File No. 82-34722

LIBERTY INTERNATIONAL PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

As a result of a disposal of voting rights Liberty International PLC has received the following notification of interests in the Ordinary shares of 50 pence in the Company:

i) Full name of Persons subject to the notification obligation	Stichting Pensioenfonds ABP
ii) Full name of shareholder(s) (if different from i)	
iii) Date of Transaction	27 September 2007
iv) Date issuer was notified	1 October 2007
v) Threshold that was crossed	4%
vi) Number of voting rights	14,476,943 (Direct)
vii) % of voting rights	3.998%

Susan Folger
Company Secretary
020 7887 7073

2 October 2007

LIBERTY
INTERNATIONAL

RECEIVED

2007 OCT -2 P 2:-9

September 24, 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

Liberty International PLC ("the Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") AND CONNECTED PERSONS

SHARE INCENTIVE PLAN – PURCHASE OF DIVIDEND SHARES

The Company operates a Share Incentive Plan ("SIP") for all eligible employees, including Executive Directors and PDMRs. The trustee of the SIP received an interim dividend in respect of the SIP shares held in trust, and the trustee utilised the dividend to purchase, on 20 September 2007, additional 'Dividend' shares for the benefit of the SIP participants. Eleven of the participants of the SIP are Executive Directors or PDMRs and the Dividend shares purchased on their behalf, at a price of £11.31 per share were as follows:

	Dividend Shares
Directors:	
David Fischel	45
Aidan Smith	45
Kay Chaldecott	45
Richard Cable	45
Ian Hawksworth	3
PDMRs:	
Bill Black	45
Martin Ellis	32
Caroline Kirby	38
Gary Marcuccilli	45
Susan Folger	43
Hugh Ford	21

Susan Folger
Company Secretary

26 September 2007

Fax

LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	1 October 2007
Pages:	10		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find attached three announcements made on the London Stock Exchange on Friday 28 September and today.

Yours faithfully

Ruth Pavey
Senior Company Secretarial Assistant

LIBERTY
INTERNATIONAL

October 1, 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: "Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Senior Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

LIBERTY INTERNATIONAL PLC 40 BROADWAY LONDON SW1H 0BT
TELEPHONE: 020 7960 1200 FACSIMILE: 020 7960 1424 www.liberty-international.co.uk
REGISTERED IN ENGLAND NO 3685527 REGISTERED OFFICE 40 BROADWAY LONDON SW1H 0BT

File No. 82-34722

Liberty International PLC ("the Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") AND CONNECTED PERSONS

Following the sale of shares and exercise of options by an Executive Director, the Company has been advised of the following:

A. SALE OF SHARES & EXERCISE OF OPTIONS OF A DIRECTOR

Liberty International's Finance Director, Mr A C Smith has sold an aggregate of 22,761 ordinary shares following a sale of 29,761 ordinary shares on 25 September 2007, an exercise of options on 28 September 2007 which subsequently increased his interests by 7,000 ordinary shares.

The exercise of options was over 40,000 ordinary shares in Liberty International at an option price of 565p per share. Immediately following the exercise, Mr Smith sold 33,000 ordinary shares at a price of 1153p per share. Some of the proceeds of the sale were used to meet acquisition costs and income tax liabilities.

Mr A C Smith now holds 147,716 ordinary shares representing 0.041% of the issued share capital.

B SALE OF SHARES

1.	Name of the *issuer* LIBERTY INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a);or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION IN ACCORDANCE WITH (i)
3.	Name *of person discharging managerial responsibilities I director* AIDAN SMITH	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* PDMR NAMED IN 3 AND SPOUSE
5.	Indicate whether the notification is in respect of a holding of *the person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] BENEFICIAL INTEREST OF AIDAN SMITH AND SPOUSE MRS S SMITH	6.	Description *of shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 50P
7.	Name of registered shareholders(s) and, if more than one, the number *of shares* held by each of them i) Mr A Smith ii) Mrs S Smith	8.	State the nature of the transaction SALE OF SHARES
9.	Number *of shares,* debentures or financial	10.	Percentage of issued *class* acquired *(treasury*

File No. 82-34722

	instruments relating to *shares* acquired		*shares* of that *class* should not be taken into account when calculating percentage)
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed i) 26,694 ii) 3,067	12.	Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage) i) 0.007% ii) 0.001%
13.	Price per *share* or value of transaction i) 1120.95p ii) 1122.46p	14.	Date and place of transaction 25 SEPTEMBER 2007
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 140,716 (0.039%)	16.	Date issuer informed of transaction 26 SEPTEMBER 2007
17.	Any additional information	18.	Name of contact and telephone number for queries KERIN WILLIAMS 020 7887 7108

Name and signature of duly authorised officer of *issuer* responsible for making notification KERIN WILLIAMS
Date of notification 26 SEPTEMBER 2007

C. INTERESTS OF THE ESOP

The shares required for the option exercise mentioned above were provided by transfers of shares from LI Share Plan (Jersey) Limited as trustee for the Liberty International PLC employee share ownership plan ("ESOP"). As Executive Directors of Liberty International PLC are potential beneficiaries of the ESOP, these changes are disclosable as a change in their interests.

File No. 82-34722

1.	Name of the *issuer* **LIBERTY INTERNATIONAL PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a);or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **THIS DISCLOSURE IS MADE IN ACCORDANCE WITH (ii)**
3.	Name of director: **MR R M CABLE, MRS K E CHALDECOTT, MR D A FISCHEL, MR I D HAWKSWORTH AND MR A C SMITH**	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of *the person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **NON-BENEFICIAL INTEREST OF THE DIRECTORS. THE DIRECTORS ARE POTENTIAL BENEFICIARIES UNDER THE EMPLOYEE SHARE PLAN**	6.	Description *of shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY SHARES OF 50 PENCE**
7.	Name of registered shareholders(*s*) and, if more than one, the number *of shares* held by each of them **PARAMOUNT NOMINEES LIMITED**	8.	State the nature of the transaction **TRANSFER TO EMPLOYEE ON EXERCISE OF OPTIONS**
9.	Number of shares, debentures or financial instruments relating to shares Transferred 40,000	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.011%
11.	Price per share or value of transaction 565p	12.	Date and place of transaction 28 SEPTEMBER 2007
13.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 667,254 (0.184%)	14.	Date issuer informed of transaction 28 SEPTEMBER 2007

15.	Any additional information	16.	Name of contact and telephone number for queries KERIN WILLIAMS 020 7887 7108

Name and signature of duly authorised officer of *issuer* responsible for making notification **KERIN WILLIAMS**
Date of notification 28 SEPTEMBER 2007

File No. 82-34722

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* LIBERTY INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(l)(a);or (ii) *DR* 3.1.4(R)(l)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985: or (iii) both (i) and (ii) NOTIFICATION IN ACCORDANCE WITH (iii)
3.	Name *of person discharging managerial responsibilities I director* SIR ROBERT FINCH	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* DIRECTOR NAMED IN 3
5.	Indicate whether the notification is in respect of a holding of *the person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] BENEFICIAL INTEREST OF SIR ROBERT FINCH	6.	Description *of shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 50P
7.	Name of registered shareholders(s) and, if more than one, the number *of shares* held by each of them RATHBONE NOMINEES LIMITED	8.	State the nature of the transaction PURCHASE OF SHARES
9.	Number *of shares,* debentures or financial instruments relating to *shares* acquired 1,000	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage) 0.0003%
11.	Number *of shares,* debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction 1,153p	14.	Date and place of transaction 28 SEPTEMBER 2007
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 18,712 (0.005%)	16.	Date issuer informed of transaction 28 SEPTEMBER 2007
17.	Any additional information This purchase forms part of Sir Robert's contractual arrangements whereby he is entitled to receive, each quarter, such additional remuneration that will purchase 1,000 Liberty International ordinary shares.	18.	Name of contact and telephone number for queries KERIN WILLIAMS 020 7887 7108

Name and signature of duly authorised officer of *issuer* responsible for making notification
KERIN WILLIAMS
Date of notification
28 SEPTEMBER 2007

LIBERTY INTERNATIONAL

October 1, 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Director Declaration".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Senior Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

Liberty International PLC

Notification of Board Changes and Directors' details

In accordance with Listing Rule 9.6.14R(2) Liberty International PLC announces that Rob Rowley, a non-executive Director of Liberty International, has been appointed as a non-executive Director of Moneysupermarket.com Group PLC with effect from 19 September 2007.

Susan Folger
Company Secretary

1 October 2007

END